Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Zhongchao Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries (collectively, the “PRC operating entities”). Due to the existing VIE agreements between Zhongchao WFOE and Zhongchao VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

Zhongchao VIE, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. The PRC operating entities address the needs along the patient journey of symptoms occurrence, medical consultations, medication prescriptions, medication management, and treatment consultations. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals, patient management services in the professional field of tumor and rare diseases, internet healthcare services, and pharmaceutical services and operate an online information platform to general public.

The PRC operating entities provide the healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where the PRC operating entities are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. The PRC operating entities provide their healthcare educational content to the public via their “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. The PRC operating entities provide focused patient management services, via their “Zhongxun” IT system and WeChat mini program and Zhongxin Health WeChat mini program, to their pharmaceutical enterprises and not-for-profit organizations (“NFP”) customers.

The PRC operating entities commenced the operation, through Zhongchao VIE, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since inception, the PRC operating entities have focused on developing their information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver the PRC operating entities’ information services, education programs and training products.

Recent Development

On February 29, 2024, Zhongchao Inc. effected a share consolidation at a ratio of 1-for-10 (the “2024 Share Consolidation”), where every ten (10) Class A ordinary shares with a par value of $0.0001 each were consolidated into one (1) Class A ordinary share with a par value of $0.001 each, and every ten (10) Class B ordinary shares with a par value of US$0.0001 each were consolidated into one (1) Class B ordinary share with a par value of US$0.001 each. 51,188 fractional shares were issued as a result of the 2024 Share Consolidation.

On March 27, 2024, due to operational considerations, Zhongchao VIE dissolved its fully owned subsidiary Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”). The dissolvement of Shanghai Maidemu was not accounted for as discontinued operation as it does not represent a strategic shift. The services that were previously provided by Shanghai Maidemu is now offered and provided by Zhongchao VIE and other subsidiaries of Zhongchao VIE.

On October 1, 2024, Zhongchao Inc. (the “Company”) entered into securities purchase agreements with investors (collectively, the “Purchase Agreements”) providing for the issuance and sale by the Company of 3,094,000 Class A ordinary shares, par value $0.001 per share, in the aggregate (the “Shares”), in a registered direct offering (the “Offering”). On October 2, 2024, the Company consummated the Offering and issued the Shares to the investors at a price of $0.30 per Share, generating the gross proceeds to the Company in the total amount of $928,200. The Company did not retained an underwriter or placement agent with respect to the Offering and therefore was not paying any underwriting discounts or commissions.

The Company was offering the Shares pursuant to a prospectus supplement dated October 1, 2024, and a prospectus dated December 17, 2021, which is part of a registration statement on Form F-3 (File No. 333-256190) that was declared effective by the Securities and Exchange Commission on December 17, 2021.

Key Factors that Affect Operating Results

We believe that the principal competitive factors in Zhongchao VIE’s markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing, scalability of infrastructure and price. The combination of Zhongchao VIE’s large user base, professional database and high quality education content position it to be a leading provider of healthcare information, education, and training services to meet the needs of healthcare organizations and professionals and will continue to contribute to our growth and success.

We believe the following factors drive Zhongchao VIE’s success:

-	Acknowledged by leading pharmaceutical enterprises

-	Reliable Professional Content Production

-	Well Organized and Easy-To-Use Websites and Apps

A. Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)

Revenues
Service	$6,595,083	$4,856,333
Product	1,753,246	5,519,837
Total revenues	8,348,329	10,376,170
Cost of revenues
Service	(2,539,777)	(2,710,770)
Product	(1,071,456)	(3,342,061)
Total cost of revenues	(3,611,233)	(6,052,831)
Gross Profit	4,737,096	4,323,339

Operating Expenses
Selling and marketing expenses	(2,009,753)	(3,945,328)
General and administrative expenses	(2,643,824)	(4,639,182)
Research and development expenses	(135,069)	(298,987)
Impairment of property and equipment	-	(1,464,413)
Total Operating Expenses	(4,788,646)	(10,347,910)

Loss from Operations	(51,550)	(6,024,571)

Interest income, net	101,106	57,430
Other income, net	27,133	784,979
Income (Loss) Before Income Taxes	76,689	(5,182,162)

Income tax benefits	106,244	402,304

Net Income (Loss)	$182,933	$(4,779,858)

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services, patient management services for patient-aid projects, and sales of patented drugs.

For the six months ended June 30, 2024, revenues declined by $2.1 million, or 20%, to $8.3 million, compared to $10.4 million for the same period in the prior year. The overall revenue decrease was primarily driven by a $3.8 million reduction in sales of patented drugs. These drugs, introduced in the second half of 2022, quickly reached peak sales in 2023 as they addressed an existing gap in customer demand. However, demand normalized in the first half of 2024, leading to lower sales. This decrease was partially offset by a $1.7 million increase in revenue from online medical training courses, offline education seminars, and patient management services as part of patient-aid projects, largely due to the absence of COVID-19-related disruptions that had affected the first half of 2023 and increased number of assistance in patient-aid projects.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects and cost of patented drugs.

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues incurred for patented drugs was primarily comprised of purchase cost of drugs.

Cost of revenues decreased by $2.5 million, or 40%, from $6.1 million for the six months ended June 30, 2023, to $3.6 million for the six months ended June 30, 2024. This reduction was mainly driven by a $2.3 million decline in the cost of patented drugs, consistent with the decrease in sales, and a $0.2 million decrease in the cost of revenues related to our MDMOOC services. The lower cost of revenues for services provided was primarily attributable to two factors: (a) a shift in the mix of services sold, with the first half of 2024 seeing more consulting and academic support services, which have higher profit margins, and (b) improvements in operational efficiency and effectiveness.

Selling and marketing expenses

Selling and marketing expenses decreased by $1.9 million, or 49%, to $2.0 million for the six months ended June 30, 2024 from $3.9 million for the same period of last year. The decrease in selling and marketing expenses was mainly attributable to a decrease of $1.7 million in promotion expenses as the Company intended to reserve its working capital while we experiencing decrease in sales.

General and administrative expenses

General and administrative expenses decreased by $2.0 million, or 43%, to $2.6 million for the six months ended June 30, 2024 from $4.6 million for the same period of last year. The decrease in general and administrative expenses was mainly attributable to a decrease of $1.1 million in bad debt expenses as we enhanced our collection efforts in 2024 and a decrease of professional service fee of about $0.5 million and a decrease of $0.2 million in amortization expense for intangible assets.

Impairment of property and equipment

For the six months ended June 30, 2023, impairment of property and equipment represented full impairment of one property which would be dismantled at the request of local government authority because the construction of the property violated relevant local rules and regulations. For the six months ended June 30, 2024, we do not have any similar impairment.

Other income, net

For the six months ended June 30, 2024, other income primarily consisted of interest income of $0.1 million and $27,133 other income.

For the six months ended June 30, 2023, other income primarily consisted of government subsidy of $0.13 million and an increase of $0.59 million in fair value of short-term investments.

Income tax benefits

We had income tax benefits of $0.1 million for the six months ended June 30, 2024, as compared to income tax benefit of $0.4 million for the six months ended June 30, 2023, which was primarily because Zhongchao VIE had material loss from investment in Shanghai Maidemu due to dissolvement of Shanghai Maidemu.

Net income (loss)

As a result of the foregoing, we had a net income of $0.2 million for the six months ended June 30, 2024 as compared with a net loss of $4.8 million for the six months ended June 30, 2023.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao Group Limited (“Zhongchao HK”) is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

USA

Zhongchao USA LLC (“Zhongchao USA”) is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan (“Zhongchao Japan”) is incorporated in Japan is subject to an income tax rate of 30%.

PRC

For the six months ended June 30, 2024, Zhongchao VIE is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. For the six months ended June 30, 2023, Zhongchao VIE and Beijing branch of Shanghai Zhongxun are subject to PRC EIT at 25% on the taxable income in accordance with the relevant PRC income tax laws. The Company’s other subsidiary and Zhongchao VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income and, and no reduction for the remaining taxable income for the year ended December 31, 2023 and 2024.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. Out of our significant accounting policies, which are described in “Note 2 – Summary of Significant Accounting Policies” of our consolidated financial statements as of and for the year ended December 31, 2023 as included in our annual report in Form 20-F as filed on April 30, 2024, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including revenue recognition.

We consider an accounting estimate to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the unaudited condensed consolidated financial statements. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable consisted of amounts invoiced and amounts for which revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment.

Advances from customers consists of payments received related to unsatisfied performance obligations at the end of the period.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs for obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Medical training and education services

The Company designs and provides medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts. The Company recognizes revenue at the point when the service was rendered. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the customers. The fees are fixed and determinable at the inception of the services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore, the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of the Company, except for little digital space on the Company’s server, which is inconsequential. Therefore, the Company combines all service commitments performed as a single performance obligation.

Patient management services in patient-aid projects

The Company is engaged by NFPs and pharmaceutical enterprises to assist in the operation of patient-aid projects with a purpose to facilitate qualified patients to obtain free drug treatment from NFPs. The Company is responsible to provide doctors with access to training courses or training materials in connection with the drug treatment, review the completeness of application documents from patients, and other ad-hoc works (such programs with these plug-in features are hereinafter referred as the “patient-aid projects”). The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. The Company identifies a single performance obligation from contracts and recognizes revenue over a period of time during which the Company provides the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. The Company uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

The fees are fixed at the inception of the services and are collected either in advance or after the services are provided.

Sales of patented drugs

Starting from the year of 2022, the Company commenced sales of patented drugs to customers. The Company identified one performance obligation in the contracts with customers, and the transaction price is fixed. No sales incentives or return of goods is allowed only if there are quality issues. The Company recognized revenues upon sales of patented drugs upon acceptance of goods by customers.

Other revenues

The Company also provides consulting services to its customers, including drafting research papers and providing other academic supports, and facilitation services for hospitals and patients through online platform.

The consulting services are accounted for as a single performance obligation and was recognized as revenue when the Company delivers services to the customers. Fees are generally collected after provision of services. The facilitation services are accounted for as a single performance obligation and was recognized as revenue when the Company completed facilitation services to the customers.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the six months ended June 30, 2024 and 2023, the Company generated net income of $0.2 million and net loss of $4.8 million, respectively.

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents of $6.3 million and $7.5 million, and working capital of $14.0 million and $16.0 million, respectively.

Although we consolidate the results of Zhongchao VIE and its subsidiaries, we only have access to cash balances or future earnings of Zhongchao VIE and its subsidiaries through the VIE Arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds we received from the IPO and over-allotment and shelf offering, we may make additional capital contributions to the PRC entities, establish new PRC entities and make capital contributions to these new PRC entities, or make loans to the PRC entities. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, the PRC entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2023.

	For the Six Months Ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Net Cash Provided by (Used in) Operating Activities	$809,598	$(1,853,153)
Net Cash (Used in) Provided by Investing Activities	(1,797,664)	1,938,682
Net Cash Provided by Financing Activities	-	-
Effect of exchange rate changes on cash and cash equivalents	(280,819)	(319,161)
Net decrease in cash and cash equivalents	(1,268,885)	(233,632)
Cash and cash equivalents at beginning of period	7,548,694	11,520,453
Cash and cash equivalents at end of period	$6,279,809	$11,286,821

Operating activities

Net cash provided by operating activities was $0.8 million for the six months ended June 30, 2024, mainly derived from (i) net income of $0.2 million for the six months adjusted for noncash items including $0.1 million changes in fair value of short-term investments, $0.1 million amortization of right of use assets and $0.1 million of bad debt expenses related to written off of accounts receivable, and (ii) net changes in our operating assets and liabilities, principally due to an increase in accounts payable of about $0.6 million due to more of promotion fees were toward the end of the six months ended June 30, 2024 and the amount payable was not due as of June 30, 2024 and a decrease in prepayments of $0.3 million as we delayed certain prepayments to reserve capital for our operations. The increase in cash was partially offset by a decrease in advance from customers of $0.3 million due to decrease in our sales and a decrease in our lease liabilities of about $0.1 million due to payments of the rents upon due.

Net cash used in operating activities was $1.9 million for the six months ended June 30, 2023, mainly derived from (i) net loss of $4.8 million for the six months adjusted for noncash writing off against accounts receivable of $1.3 million, loss of $1.5 million from disposal of one property and increase in fair value of short-term investments of $0.6 million, and (ii) net changes in our operating assets and liabilities, principally due to a) a decrease in accounts receivable of $2.01 million because our NFP customers made payments which was previously delayed by COVID-19, and b) an increase in other current assets of $0.6 million that we incurred prepayments in advertising expenses.

Investing activities

Net cash used in investing activities was $1.8 million for the six months ended June 30, 2024, which was primarily due to cash used in purchase of property and equipment of $2.1 million and net cash invested in short-term investment of approximately $0.2 million. For the six months ended June 30, 2024, we acquired a new office building in Beijing with original cost of approximately $2.1 million. For the six months ended June 30, 2024, we invested $5.4 million in short-term investments and received proceeds of about $5.2 million from redemption of short-term investments. The cash used is partially offset by the repayment of $0.3 million from loan to third-party and $0.2 million from proceeds from redemption of equity investment.

Net cash provided by investing activities was $1.94 million for the six months ended June 30, 2023, which was mainly provided by repayment of loans of $1.84 million from third parties, proceeds of $0.70 million collected from redemption of short-term investments, and repayment of loans of $0.23 million from affiliates, partially net off against investments of $0.52 million in short-term investments and loans of $0.29 million made to third parties.

Financing activities

We did not have cash flows from financing activities for the six months ended June 30, 2024 and 2023.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We consolidate the financial results of Zhongchao VIE, the VIE, and its subsidiaries in China as primary beneficiary under the U.S. GAAP pursuant to the VIE agreements between Zhongchao WFOE and Zhongchao VIE. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by the PRC operating entities. If the existing PRC operating entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China, or Zhongchao WFOE, is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and Zhongchao VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the PRC operating entities’ platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $0.1 million and $0.3 million for the six months ended June 30, 2024 and 2023, respectively.

We will continue to commit to work on the development and maintenance in the platform and database as we intend to provide professionals and customers with Internet-based access to the PRC operating entities’ courses and education software and enhance the customer experience.

D. Trend information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.